Mail Stop 3561

June 9, 2008

DRS Technologies, Inc.
Richard A. Schneider- Chief Financial Officer
5 Sylvan Way
Parsippany, New Jersey, 07054

**Re:**         **DRS Technologies, Inc.**
             **Form 10-K for the year ended March 31, 2007**
             **Filed May 30, 2007**
             **Form 10-Q for the quarterly period ended September 30, 2007**
             **Filed November 9, 2007**
             **File No. 001-08533**

Dear Mr. Schneider:

We have completed our review of your Form 10-K and 10-Q along with the corresponding related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief